UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

unde r the Se curitie s Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-15144

TELUS CORPORATION

(translationof registrant’s name into English)

23rdFloor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada

(Address of principalexecutive office)

Indicate by checkmarkwhether the registrantfiles or will file annualreports under cover of Form20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

	By:	/s/ Andrea Wood
Date: May 23, 2019	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

EXHIBIT  INDEX

Exhibit Number	Description of Document

99.1	Launch Press Release dated May 22, 2019.

99.2	Pricing Press Release dated May 22, 2019.